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December 26, 2013

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Office of Mergers and Acquisitions

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-0308

Attention: David L. Orlic, Special Counsel

RE:                             CommonWealth REIT
Preliminary Consent Revocation Statement on Schedule 14A
Filed December 6, 2013
File No. 001-09317

Dear Mr. Orlic:

On behalf of CommonWealth REIT (the “Company”), please find below the responses of the Company to comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter dated December 13, 2013, in connection with the above-captioned preliminary proxy statement of the Company.  A revised preliminary consent revocation statement on Schedule 14A is being filed simultaneously with this letter.  For the convenience of the Staff, we have also sent to you a paper copy of this letter and clean and marked copies of the revised preliminary consent revocation statement.

Your numbered comments with respect to the preliminary consent revocation statement, as set forth in your letter dated December 13, 2013, have been reproduced below in italicized text.  The Company’s responses thereto are set forth immediately following the reproduced comments to which they relate.  You will note that several of our responses reference events subsequent to the Staff letter of December 13, 2013, and these events are now reflected in the revised preliminary consent revocation statement.

United States Securities and Exchange Commission

December 26, 2013

General

1.         All beliefs must be clearly characterized as such. Please revise the following statements accordingly:

•                “Corvex/Related continue their attempts to disrupt our business for their short-term gain….”

•                “Support for the Corvex/Related effort would be a disruptive and value destructive exercise.”

•                “… written consents solicited by a group of opportunistic shareholders, such as Corvex/Related, …..”

Company Response:  The Company has revised its disclosure in the preliminary consent revocation statement in response to the Staff’s comment.

2.                                    Please provide prominent disclosure that the white card was formerly used by Corvex/Related in its prior solicitation.

Company Response:  The Company has revised its disclosure in the preliminary consent revocation statement in response to the Staff’s comment.

3.                                    On page 8, disclosure urges security holders to rely upon the Nominating and Governance Committee and the process for shareholder nomination and election of Trustees at the 2014 annual meeting, rather than on the written consent process. Please disclose the restrictions on security holder action which impact this process and remain in your organizational documents, including the holding period and the certificate requirement.

Company Response:  The Company has revised its disclosure in the preliminary consent revocation statement in response to the Staff’s comment.  The Company also notes that the process by which shareholders may recommend or nominate candidates for election as Trustees is disclosed on Page III-11 of the preliminary consent revocation statement.

4.                                    Disclosure states in several places that the Board has made “meaningful governance changes.” Please clarify that none of these changes appear to have actually been made, but rather that the Board has merely expressed its current intention to make these changes.

Company Response: The Company respectfully submits to the Staff that the Board has made meaningful governance changes and more are well underway.  It would be erroneous to characterize the status of these efforts as the Board having “merely expressed its current intention to make these changes.”  In particular:

United States Securities and Exchange Commission

December 26, 2013

•                As disclosed in the revised preliminary consent revocation statement, to further align management’s financial incentives with the returns realized by the Company’s common shareholders, the Company and its manager have entered into an amended and restated business management agreement which, among other things, restructures the fees payable to the Company’s manager beginning January 1, 2014. The terms of the new incentive fee were established by the Company’s Compensation Committee, with the assistance of FTI Consulting, Inc., an independent compensation consultant selected by the Committee.

•                As disclosed on page III-8 of the revised preliminary consent revocation statement, the Nominating and Governance Committee of the Board has retained Korn/Ferry International, a nationally recognized search firm, and has been diligently working with Korn/Ferry to identify and interview additional Independent Trustee candidates. The Committee is in the process of finalizing candidates for appointment to the Board and expects to present nominees to the full Board in the near term.

•                On December 22, 2013, the Company amended its shareholder rights agreement, or poison pill, to remove the “dead hand” provision.

•                On December 23, 2013, the Company publicly announced that, on December 22, 2013, the Board approved amendments to the Company’s Declaration of Trust (i) to declassify the Board so that, commencing with the 2014 annual meeting, the Trustees whose terms expire at the annual meeting will stand for election for one-year terms and all Trustees will stand for election at the 2016 annual meeting, and thereafter, for one year terms, and (ii) to provide that the shareholder vote required to elect Trustees in a contested election is a plurality of votes cast.  The Board also approved recommending these amendments to the Company’s shareholders for their approval at the 2014 annual meeting, with the amendments to be voted on so that, if approved, they would become effective before the election of Trustees at such meeting.  To facilitate the declassification of the Board, on December 22, 2013, the Board also elected not to be subject to Section 3-803 of the Maryland Unsolicited Takeovers Act, which provides for a classified Board, and the Company filed Articles Supplementary with the State of Maryland to effect this election.  No further Board approval is required for these amendments to the Company’s Declaration of Trust.

•                On December 22, 2013, the Board adopted amended and restated Bylaws, among other things, (i) to revise the share ownership requirements for

United States Securities and Exchange Commission

December 26, 2013

shareholder nominations of individuals for election as Trustees, (ii) to revise the advance notice informational requirements for shareholder nominations and proposals of other business, and (iii) to eliminate the requirement therein that matters not previously approved by the Board be approved by 75% of the Company’s common shareholders.

The Company respectfully submits that these actions are meaningful, have been effected or are well underway, and are not properly characterized as mere intentions.

Recommending Annual Election of All Trustees, page 3

5.                                    Please disclose that annual election of all trustees is the Board’s current intention, which it may nevertheless determine to abandon at any time in its sole discretion. We note that your Form 8-K filed on September 26, 2013 acknowledges this. Please also disclose the effect of Section 3-803 of the Maryland General Corporation Law on this initiative.

Company Response:   The Company advises the Staff that the statement the Staff references, which appears in its press release dated September 23, 2013 attached to the Company’s Current Report on Form 8-K filed on September 26, 2013, was, as the heading above such statement noted, a cautionary statement regarding forward-looking information.  This statement was made three months ago, prior to the ruling by the arbitration panel that Corvex/Related’s prior purported consent solicitation to remove the entire Board was invalid and after Corvex/Related had unilaterally announced to the Company’s investors and others that the Trustees had been removed and “have no authority to act as [Trustees of the Company] or in any way direct or bind the Company.”

Since September 23, 2013, there have been significant developments.  On November 18, 2013, the arbitration panel confirmed the Company’s view that the Corvex/Related purported consent solicitation was invalid.  As described above and as disclosed on page 4 and page III-7 of the revised preliminary consent revocation statement, on December 22, 2013, the Board approved an amendment to Company’s Declaration of Trust to de-stagger the Board, determined to present this amendment to the Company’s shareholders at the 2014 annual meeting and approved recommending that the Company’s shareholders vote in favor of this amendment.  To facilitate the declassification of the Board, also on December 22, 2013, the Board elected not to be subject to Section 3-803 of the Maryland Unsolicited Takeovers Act, which provides for a classified Board, and the Company has filed Articles Supplementary with the State of Maryland to effect this election.  No further Board

United States Securities and Exchange Commission

December 26, 2013

approval is required for the amendment to de-stagger the Board to be adopted.  The power and authority to approve this amendment to the Company’s Declaration of Trust now rests with the Company’s shareholders. Therefore, the Company does not believe that the Board’s plan to move to annual election of Trustees is accurately characterized as merely the Board’s “current” intention.

Terminating the Poison Pill, page 3

6.                                    Please disclose that terminating the poison pill is the Board’s current intention, which it may nevertheless determine to abandon at any time in its sole discretion. We note that your Form 8-K filed on September 26, 2013 acknowledges this. Please also disclose the continuing restrictions on stock acquisitions in your organizational documents, which appear to be more restrictive than the poison pill.

Company Response:  The Company refers to its response to Question #4 and to the first paragraph of its response to Question #5.  The Company respectfully submits that the examples in Question #4 demonstrate the Board’s commitment to execute on each of the Company’s publicly disclosed governance enhancements. The Company further advises the Staff that the share ownership limitations contained in the Company’s Declaration of Trust are distinguishable from the poison pill and are intended to assist the Company in maintaining its status as a real estate investment trust (“REIT”) under the Internal Revenue Code. Share ownership restrictions for this purpose are ubiquitous among public REITs to help them ensure that they provide the investment attributes expected by their shareholders.  The Company believes that REIT investors are well aware of and expect these sort of share ownership restrictions to be included in REIT organizational documents.

Corvex/Related are asking you to remove experienced Trustees…., page 4

7.                                    Disclosure states that Corvex/Related’s attempt to remove not only the current Board, but also any new trustees the Board may appoint, demonstrates that Corvex/Related only want control of the Company and do not care about the identity or quality of the Board. Please characterize this as a belief, and disclose that Corvex/Related must seek to remove all trustees, or any remaining trustees can fill all vacancies, including by reappointing any removed trustees.

Company Response:  The Company has revised its disclosure in the preliminary consent revocation statement in response to the Staff’s comment to characterize the referenced statement as a belief.  The Company also directs the Staff

United States Securities and Exchange Commission

December 26, 2013

to the disclosure on page 18 of the revised preliminary consent revocation statement regarding the ability of any remaining Trustees to fill vacancies if less than the entire Board is removed.

The statements on page 5 of the revised preliminary consent revocation statement are statements of the “Board’s reasons” to reject the proposal of Corvex/Related.  It is the Board’s belief that Corvex/Related seek to gain absolute control of the Company without paying a premium, and that for Corvex/Related to obtain the level of control they seek Corvex/Related must first remove all Trustees.  Corvex/Related could have taken the approach of seeking to nominate persons for election as Trustees to the positions that are up for election at the Company’s next annual meeting, but they did not.  Instead, Corvex/Related continue to seek to be able to replace 100% of the Company’s Trustees to obtain absolute control.  To require the Board to state that Corvex/Related “must seek to remove all trustees” because any remaining Trustees can fill all vacancies, including by reappointing any removed Trustees, suggests no other choice is open to Corvex/Related.  Respectfully, the Board does not agree with that proposition.  Other choices and strategies are available to Corvex/Related; they just may not provide Corvex/Related with the fast path to the absolute control that they desire.  Moreover, to require the Board to state that Corvex/Related “must seek to remove all trustees” because any remaining Trustees can fill all vacancies, including by reappointing any removed Trustees, as part of the Board’s reasons to reject the proposal does not reflect the Board’s reasoning and contains an undue assumption that any remaining Trustees would fill vacancies with inappropriate candidates.  Although this may be Corvex/Related’s view, it is not the Board’s.

Corvex/Related’s actions in connection with their prior, invalid consent solicitation…., page 5

8.                                    Disclosure indicates that “Corvex/Related ignored provisions of our governing documents which were not convenient to their agenda and barreled ahead with an invalid consent solicitation based on their own made-up rules, as if they were in control of the Company.” Please clarify in the disclosure that these were the exact governing document provisions that were later invalidated by the arbitration panel, or advise.

Company Response: The Company respectfully submits to the Staff that the referenced disclosure is accurate.

United States Securities and Exchange Commission

December 26, 2013

In their prior invalid consent solicitation effort, despite provisions in the Company’s governing documents to the contrary, Corvex/Related unilaterally declared:

[T]he Board has a period of up to 20 days to fix a record date (comprised of up to 10 days for the Board to take action to fix a record date, which record date must be within 10 days following such Board action). Therefore, if the Board fails to fix a record date by the close of business on April 22, 2013 … the record date to determine shareholders entitled to act by written consent in connection with the Removal Proposal will be the close of business on April 22, 2013.1

Corvex/Related also unilaterally declared that shareholders would have a 60-day consent window, namely 60 days from the time the first signed written consent was dated to deliver written consents to the Company approving their removal proposal.2  Corvex/Related moved forward with their prior invalid consent solicitation on the basis of these timelines, which they made up.  The arbitration panel did not validate these timelines, and upheld the 30-day consent solicitation window in the Company’s Bylaws that had been challenged by Corvex/Related.

In their prior invalid consent solicitation, Corvex/Related also took the position that the information they provided with their April 12, 2013 request for a record date was sufficient, regardless of whether it satisfied the Company’s Bylaws, and that if the information they provided was not sufficient the Company’s informational requirements were invalid.3  The arbitration panel did not invalidate any of the informational requirements in the Company’s Bylaws challenged by Corvex/Related, other than the requirement that a shareholder hold a share certificate for more shares than the amount necessary to demonstrate the shareholder met the minimum ownership requirement of $2,000 in market value.  Also, contrary to

1                        See the letter of Corvex Management LP and Corvex Master Fund LP to the Company dated April 12, 2013, filed with the Commission on April 18, 2013 as Exhibit 99.1 to the Company’s Current Report on Form 8-K.

2                        See for example, the Definitive Consent Statement of Corvex/Related filed with the Commission on April 10, 2013 on Schedule 14A, page 16.

3                        See, for example, Corvex/Related letter to shareholders dated April 18, 2013, filed with the Commission as Exhibit 19 to Amendment 9 to Corvex/Related Schedule 13D (stating Corvex/Related’s belief that such bylaws are “invalid as a matter of law”).

United States Securities and Exchange Commission

December 26, 2013

Corvex/Related’s suggestions,4 the arbitration panel did not conclude that Corvex/Related had satisfied the informational requirements in the Company’s Bylaws with respect to their record date request for their prior invalid consent solicitation. The panel ruled that if Corvex/Related were to conduct a new consent solicitation to remove the Company’s Trustees in accordance with the timeline established by the panel, the informational requirements in the Company’s Bylaws applicable to a request for a record date for such new consent solicitation would be deemed satisfied by Corvex/Related by the information provided with their April 12, 2013 record date request, as supplemented by the information produced by Corvex/Related in the arbitration proceedings.5  Thus, the informational requirements which Corvex/Related failed to satisfy when they submitted their April 12, 2013 record date request were not invalidated by the arbitration panel.

In summary, the Company believes the referenced disclosure is accurate because:

•                 While the arbitration panel ruled that some Bylaw requirements were invalid, other Bylaw requirements with which Corvex/Related failed to comply were not invalidated.

•                 The arbitration panel determined that it could not validate Corvex/Related’s prior consent solicitation because they did not follow the rules in the Company’s governing documents.

If I have already delivered a consent, is it too late for me to change my mind?, page 9

9.                                    Disclosure states that the Company will have five business days to inspect the consents and declare the results effective following 30 days after the record date, and that, at any time prior to the consents becoming effective, security holders have the right to revoke their consents. Please revise to clarify that consents may not be revoked following 30 days after the record date, or advise.

Company Response:  The Company advises the Staff that it believes it is unclear under Maryland law and the November 18, 2013 ruling of the arbitration

4          Corvex/Related presentation titled “The Case for Change Now at CWH: Update on Recent Events,” filed with the Commission on December 18, 2013 as soliciting material pursuant to Rule 14a-12, page 5.

5          See Interim Arbitration Award dated November 18, 2013, pages 8-9, filed with the Commission on November 19, 2013 as Exhibit 3.1 to the Company’s Current Report on Form 8-K.

United States Securities and Exchange Commission

December 26, 2013

panel whether consents in Corvex/Related’s new consent solicitation may or may not be revoked following 30 days after the record date. Therefore, the Company respectfully submits to the Staff that it should not be required to make the statement requested.  The Company has revised the sentence so as to not present a conclusion on this point.

Background of the Corvex/Related Consent Solicitation, page 10

10.                            Disclosure indicates that Standard & Poor’s intended to put the company on “negative watch for possible downgrade” in large part because of the possibility that the equity offering might not occur. Please reconcile this disclosure with the fact that Standard & Poor’s appears to have downgraded the company’s debt following the equity offering.

Company Response:  The Company respectfully advises the Staff that the referenced statement on page 12 of the revised preliminary consent revocation statement refers to Standard & Poor’s rating of the Company’s unsecured senior debt, which remains BBB-, or investment grade.  Standard & Poor’s did not downgrade the Company’s unsecured senior debt rating following the equity offering.  On June 10, 2013, Standard & Poor’s downgraded the Company’s corporate credit rating following the equity offering, which is distinct from the Company’s unsecured senior debt rating and takes into account a broader set of risks to the Company’s business and creditworthiness.  In fact, Standard & Poor’s stated in its ratings report that the decision to downgrade the Company’s corporate credit rating was motivated in part due to “the significant distraction presented by activist shareholders seeking to remove the REIT’s current board of directors and its external advisor.”  The same report also noted that the Company’s access to institutional debt and equity markets may be curtailed until ongoing shareholder disputes are resolved.

Joseph L. Morea, page III-2

11.                            We note disclosure that security holders will have the opportunity to hold Mr. Morea accountable for delivering on an improved governance structure going forward. Please specify that, under your current organizational documents, this will not occur until 2016, and that any removal of Mr. Morea at that time will be subject to his unilateral reappointment by the Board.

Company Response:  The Company has revised its disclosure in the preliminary consent revocation statement in response to the Staff’s comment to prominently indicate when Mr. Morea and each Trustee is expected to stand for reelection. The Company respectfully submits that any disclosure regarding what the

United States Securities and Exchange Commission

December 26, 2013

Company’s Board, as then constituted, would do, and whether Mr. Morea would agree to reappointment to the Board, in the event that Mr. Morea fails to receive a sufficient number of votes for his reelection in 2016, is speculative.

If you have any questions regarding the responses to the comments of the Staff, or require additional information, please contact the undersigned at (617) 573-4859.

Very truly yours,

/s/ Margaret R. Cohen

Margaret R. Cohen

cc:                              Michele Anderson

Securities and Exchange Commission

Adam D. Portnoy

CommonWealth REIT

Brian V. Breheny

Skadden, Arps, Slate, Meagher & Flom LLP

Richard J. Grossman

Skadden, Arps, Slate, Meagher & Flom LLP

December 26, 2013

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission Office of Mergers and Acquisitions Division of Corporation Finance 100 F Street, NE Washington, D.C. 20549-0308

Attention: David L. Orlic, Special Counsel

RE:	CommonWealth REIT
Preliminary Proxy Statement on Schedule 14A
Filed December 6, 2013
File No. 001-09317

Dear Mr. Orlic:

In response to the request of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter dated December 13, 2013, in connection with the above-captioned preliminary proxy statement of CommonWealth REIT (the “Company”), the Company hereby acknowledges that:

•                                         the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                         Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

United States Securities and Exchange Commission

December 26, 2013

•                                         the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the responses to the comments of the Staff, or require additional information, please contact our counsel, Margaret R. Cohen, Skadden, Arps, Slate, Meagher & Flom LLP, at (617) 573-4859.

Very truly yours,

/s/ Jennifer B. Clark

Jennifer B. Clark

cc:                              Margaret R. Cohen

Skadden, Arps, Slate, Meagher & Flom LLP